January 7, 2013

By EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler Assistant Director

RE:	Agenus Inc. Registration Statement on Form S-3 Filed December 21, 2012 File No. 333-185657

Dear Mr. Riedler:

On behalf of our client, Agenus Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 3, 2013 (the “Comment Letter”), to Dr. Garo H. Armen, Chief Executive Officer and Chairman of the Board of the Company, with respect to the Company’s Registration Statement on Form S-3, File No. 333-185657 (the “Registration Statement”) which was filed with the Commission on December 21, 2012. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed on behalf of the Company with the Commission today. Enclosed herewith is a copy of Amendment No. 1 marked against the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s responses are to Amendment No. 1.

Registration Statement on Form S-3

1. Staff Comment: Please refer to the third prospectus in this registration statement relating to the issuance and sale, by the company, of up to 766,036 shares of common stock issuable upon the conversion of 3,105 shares of Series B2 Convertible Preferred Stock. It appears that these shares of common stock were included in the number of common shares to be registered in the Secondary Offering portion of the registration statement fee table. Please revise the fee table to reduce the number of shares being registered for the Secondary Offering by the 766,036 shares issuable upon conversion of Series B2 Convertible Preferred Stock. These shares represent a portion of the shares being registered in the Primary Offering.

Securities and Exchange Commission

January 7, 2013

Company Response: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions in the filing fee table in the forepart of Amendment No. 1.

2. Staff Comment: Please refer to the second prospectus in this registration statement relating to the issuance and sale of up to 10 million shares of common stock through your sales agent, MLV& Co. LLC. Please revise the Prospectus Cover Page and Plan of Distribution in the second prospectus to identify MLV as an underwriter in this offering.

Company Response: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on the cover page and page 8 of the second prospectus in Amendment No. 1.

3. Staff Comment: Please refer to the legal opinion filed as Exhibit 5.1. The third paragraph in the legal opinion refers to the 3,384,152 shares of common stock issuable upon the exercise of certain warrants, which are held by certain selling stockholders. This amount is not consistent with information in the fourth and fifth prospectuses in this registration statement, relating to an aggregate of 2,618,116 shares of common stock issuable upon the exercise of certain warrants held by selling shareholders. Please revise the legal opinion accordingly.

In addition, it does not appear that counsel has opined as to the legality of the 766,036 shares of common stock issuable by the Company upon the conversion of 3,105 shares of Series B2 Convertible Preferred Stock. Please revise the legal opinion accordingly. For guidance, please refer to Section II.B of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Company Response: The Registration Statement has been revised in response to the Staff’s comment. Please see the revisions on pages 1 and 4 of Exhibit 5.1 to Amendment No. 1.

Securities and Exchange Commission

January 7, 2013

We hope that these responses adequately address the Staff’s comments. If you have any questions with regard to these responses or would like to discuss any of the matters addressed in this letter, please contact the undersigned at (617) 248-5087 or Daniel P. Riley of this office at (617) 248-4754.

Please acknowledge receipt of the enclosed by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

Very truly yours,

/s/ William B. Asher, Jr., Esq.

cc:	Garo H. Armen, Phd. (Agenus)

Christine Klaskin (Agenus)

Karen Higgins Valentine, Esq. (Agenus)

Daniel P. Riley, Esq. (Choate, Hall & Stewart LLP)